UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 24, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DaVita HealthCare Partners Inc.

File No. 001-14106 -- CF# 31725
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   DaVita HealthCare Partners Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 6, 2014.

   Based on representations by DaVita HealthCare Partners Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through April 30, 2017
Exhibit 10.2	through April 30, 2017
Exhibit 10.3	through April 30, 2017

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Brent J. Fields
        Secretary